               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


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                                           :
LESLIE SUSSER,                             :             C.A. No. 16745
                                           :
                Plaintiff,                 :
                                           :
     v.                                    :         CLASS ACTION COMPLAINT
                                           :         ----------------------
JOHN F. O'BRIEN, BARRY MAY,                :
JAMES MCAULIFFE, ERIC SIMONSEN,            :
JAMES COTTER, NEAL CURTIN, DONNA           :
SCOTT LASKEY, CITIZENS CORPORATION         :
 and ALLMERICA FINANCIAL                   :
 CORPORATION,                              :
                                           :
                Defendants.                :
                                           :
                                           :
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     Plaintiff, by his attorneys, alleges upon information and belief, except as to paragraph 1 which plaintiff alleges upon knowledge, as follows:

     1. Plaintiff Leslie Susser is a stockholder of defendant Citizens Corporation ("Citizens" or the "Company").

     2. Citizens is a corporation duly organized and existing under the laws of the State of Delaware, with its principal offices located at 440 Lincoln Street, Worcester, Massachusetts. As of August 1, 1998, there were over 35 million shares of Citizens common stock outstanding.

     3. Defendant Allmerica Financial Corporation ("Allmerica") is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located
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at 440 Lincoln Street, Worcester, Massachusetts. Allmerica is a holding company with subsidiaries which underwrite property and casualty, surety, life insurance and annuity product. Allmerica owns approximately 82.5% of Citizen's outstanding stock.

     4. Defendant John F. O'Brien is the Chairman of the Company's Board of Directors.

     5.  Defendant Barry May is a Director of Citizens.

     6.  Defendant James McAuliffe is a Director of Citizens.

     7.  Defendant Eric Simonsen is a Director of Citizens.

     8.  Defendant James Cotter is a Director of Citizens.

     9.  Defendant Neal Curtin is a Director of Citizens.

     10.  Defendant Donna Scott Laskey is a Director of Citizens.

     11. The Individual Defendants have a fiduciary relationship and responsibility to plaintiff and the other common public stockholders of Citizens and owe to plaintiff and the other class members the highest obligations of good faith, loyalty, fair dealing, due care and candor.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     12. Plaintiff brings this action in his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of Citizens, or their successors in interest, who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendant herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of defendants.

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     13.  This action is properly maintainable as a class action because:

          a. The Class is so numerous that joinder of all members is impracticable. There are hundreds of Citizens stockholders of record who are located throughout the United States;

          b. There are questions of law and fact which are common to the Class, including: whether the defendants have engaged or are continuing to act in a manner calculated to benefit themselves at the expense of Citizens stockholders; and whether plaintiff and the other members of the Class would be irreparably damaged if the defendants are not enjoined in the manner described below;

          c. The defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole; and

          d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class.
Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                                CLAIM FOR RELIEF
                                ----------------

     14. On August 27, 1998, it was reported that Allmerica will being a cash tender offer to acquire all Citizens' common shares that it does not already own at $29 each.

     15. Citizens has 8 board members whose loyalties are, at best, divided in the instant transaction and cannot be expected to act in the best interest of Citizens's stockholders.

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     16.  The purpose of the proposed acquisition is to enable Allmerica to acquire the shares of Citizens it does not already own, as well as Citizens's valuable assets, for Allmerica's own benefit at the expense of Citizens's public stockholders.

     17. The proposed acquisition comes at a time when Citizens has performed well and Allmerica expects it will continue to perform well because it is already well-positioned to do so.

     18. Allmerica has timed this transaction to capture Citizens's future potential and use it to its own ends without paying an adequate or fair price for the Company's remaining shares.

     19. Amidst this backdrop of positive and improving financial position and increased prospects for growth, Allmerica has announced that it plans to make a tender offer of $29 for each share of Citizens common stock. The offer made by Allmerica represents a woefully inadequate premium over the current price of Citizens common stock.

     20. The Individual Defendants and Allmerica are in a position of control and power over the Citizens's stockholders and have access to internal financial information about Citizens, its true value, expected increase in true value and the benefits to Allmerica of 100 percent ownership of Citizens to which plaintiff and the Class members are not privy. Defendants are using their positions of power and control to benefit Allmerica in this transaction, to the detriment of the Citizens common stockholders.

     21. Allmerica and the Individual Defendants have committed or threatened to commit the following acts to the detriment and disadvantage of Citizens public stockholders:

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          a.  They have undervalued the Citizens common stock by ignoring the full value of its assets and future prospects. The proposed merger consideration does not reflect the value of Citizens's valuable assets; and

          b. They timed the announcement of the proposed buyout to place an artificial lid on the market price of Citizens's common stock to justify an exchange ratio which is unfair to Citizens's public stockholders.

     22. The Individual Defendants have clear and material conflict of interest and are acting to better the interests of Allmerica at the expense of Citizens's public stockholders.

     23. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Citizens's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

     24. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed merger transaction;

     C. In the event the proposed merger is consummated, rescinding it and setting it aside;

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     D.  Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

     E. Awarding plaintiff his costs and disbursements, including reasonable counsel fees and experts' fees; and

     F. Granting such other and further relief as to the Court may seem just and proper.
                              ROSENTHAL, MONHAIT, GROSS
                                 & GODDESS, P.A.


                              By:      /signature/
                                 ---------------------------------
                              919 North Market Street
                              Suite 1401 Mellon Bank Center
                              Wilmington, Delaware 19801
                              (302) 656-4433

OF COUNSEL:

ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, New York  10016

FARUQI & FARUQI, L.L.P.
415 Madison Avenue
New York, New York 10017
(212) 986-1074

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